HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                 April 26, 2017

John Stickel
Mail Stop 3561
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   The Diamond Cartel, Inc.
            Registration Statement on Form S-1
            File No. 333-215884

     This office represents The Diamond Cartel, Inc. (the "Company"). Amendment No. 1 to the Company's Registration Statement has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated March 2, 2017. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The numbers under the "Page No." column refer to the pages in the Company's Registration Statement where the Company's response to the particular comment can be found.

                                                                    Page No.
                                                                    --------

   1.       The Registration Statement has been modified such
            that only shares which will be issued in connection
            with the acquisition of another company are being
            registered. As a result, there are no selling
            shareholders and no offering proceeds.                   3

   2.       See response to comment #1.                              N/A

   3.       See response to comment #1.                              N/A

   4.       Comment complied with.                                   3

   5.       See response to comment #1.                              N/A

   6.       See response to comment #1.                              N/A

   7.       Comment complied with.                                   8, 9, 10

   8.       We have amended the prospectus to disclose
            that approximately 256,000 shares can be sold
            pursuant to Rule 144. These 256,000 shares were
            issued at the time the Company was not a shell
            corporation.                                             10

                                                                    Page No.
                                                                    --------

   9.       Comment complied with.                                   12

   10.      Comment complied with.                                   13

   11.      The Company does not believe that the
            Company's status as a blank check company
            will be a deterrent to a potential target
            business. The acquisition of another business
            will likely result in a "reverse merger" since
            the management of the acquired business will
            most likely be the new management of the
            Company. Most reverse mergers are with blank
            check companies.                                         N/A

   12.      Comment complied with.                                   17

   13.      See response to comment #1.                              N/A

   14.      Comment complied with.                                   17

   15.      The disclosure which is the subject of this
            comment has been modified.                               16

   16.      The disclosure which is the subject of this
            comment has been modified.                               16

   17.      Comment complied with.                                   17

   18.      The disclosure which is the subject of this
            comment has been removed from the prospectus.            18

   19.      Comment complied with.                                   19

   20.      The Selling Shareholder section of the
            prospectus has been removed.                             20

   21.      See response to comment #20.                             N/A

   22.      Page numbers have been added to the table
            of contents. If any prospectus is delivered
            electronically, the table of contents will
            immediately follow the cover page.                       23

   23.      We have modified the prospectus in several
            parts to mention that the Company is a Special
            Purpose Acquisition Company.                             5, 11, 13

   24.      See response to comment #1.                              N/A

   25.      Comment complied with.                                   Exhibit 5

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                      By
                                          William T.  Hart